EXHIBIT 99.1

Burcon Files Application for Controlled Drugs and Substances License to Pursue the Purified Cannabinoids Market

VANCOUVER, British Columbia, Feb. 05, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Corporation”) a leader in natural product extraction, purification and isolation technologies, is pleased to announce its move into the nascent purified cannabinoids market.  Burcon is a Canadian pioneer in the development of novel plant-sourced ingredients, with over eighteen years of expertise in nutritive and phytochemical extraction technologies, developing processes and products for use in global food, nutrition, wellness and supplement products.

Burcon has applied for accreditation from Health Canada’s Office of Controlled Substances to conduct research for the future commercial production of purified cannabinoid extracts.  Burcon has submitted an application for a Controlled Drugs and Substances Dealers License to Health Canada and intends to also pursue partnering opportunities with growers and suppliers of hemp and cannabis input materials.

Burcon’s patent portfolio comprises 243 issued patents in various countries, including 65 in the U.S., as well as over 300 active patent applications, including 39 additional U.S. patent applications.  The unifying characteristic of Burcon’s extraction processes, which makes them unique, is the adherence to largely gentle processing conditions.  Burcon’s technologies seek to minimize the use of excessive pressure, high heat, or harsh chemicals.  Burcon’s novel approach to natural product extraction technologies could be particularly valuable in light of the fact that, for medical purposes, raw cannabinoids (cannabinoids that have not been subjected to high heat) can have a higher efficacy in certain medicinal applications.

“Burcon’s strategy is to capitalize on our eighteen years of know-how in phytochemical extraction technologies, and our innovative team of scientists and chemical engineers at our Winnipeg technical center, to develop technologies for the production of highly-purified cannabis-derived compounds,” said Johann Tergesen, Burcon’s president and chief operating officer, adding, “We can bring to bear not only our experienced team of scientists and engineers, but also our broad intellectual property portfolio in natural plant-sourced extraction processes, and our 10,000 square foot research and production facility, outfitted with appropriately tailored analytical and functionality laboratories.”

Burcon was assisted in the licensing application process by certain third-party advisors and intends to engage an advisor or advisors to assist in arranging partnering discussions.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes.  Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials.  For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca